

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2014

<u>Via E-Mail</u>
Geoff Williams
Chief Executive Officer
Westgate Acquisition Corporation
2681 East Parleys Way, Suite 204
Salt Lake City, UT 84109

   Re: Westgate Acquisition Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed April 14, 2014
     File No. 000-53084

Dear Mr. Williams:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ John Reynolds

       John Reynolds
       Assistant Director